UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

DJSP ENTERPRISES, INC.

(Name of Issuer)

Ordinary Shares, par value $.0001 per share

 (Title of Class of Securities)

G7982P104

 (CUSIP Number)

Thomas S. Vaughn, Esq.
Dykema Gossett PLLC
400 Renaissance Center
Detroit, Michigan 48243

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2010

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person: David J. Stern
I.R.S. Identification Nos. of above persons (entities only):  N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7.           Sole Voting Power:                                                     0

8.           Shared Voting Power:                                                 4,507,803 1

9.           Sole Dispositive Power:                                              0

10.         Shared Dispositive Power:                                         4,507,803 1

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,507,803

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 30.2%

14.	Type of Reporting Person (See Instructions): IN

1 With respect to 447,804 ordinary shares held jointly by him and his spouse, Mr. Stern shares voting and dispositive power with his wife Jeanine A. Stern.  With respect to 4,059,999 ordinary shares beneficially owned by Stern Holding Company-PT, Inc. (“Holding-PT”) as a result of Holding-PT’s right to exchange membership units of DAL Group, LLC for ordinary shares within 60 days, Mr. Stern, who controls Holding-PT, has shared voting and dispositive power with Holding-PT.

1.	Names of Reporting Person: Law Offices of David J. Stern, P.A.[2]
I.R.S. Identification Nos. of above persons (entities only):  65-0452471

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With:

7.           Sole Voting Power:                                                    0

8.           Shared Voting Power:                                                0

9.           Sole Dispositive Power:                                             0

10.         Shared Dispositive Power:                                         0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

2 Due to the termination of the Voting Agreement as described in Item 4, Law Offices of David J. Stern, P.A. no longer has beneficial ownership of any ordinary shares of DJSP Enterprises, Inc.

1.	Names of Reporting Person: Stern Holding Company-PT, Inc.(formerly Professional Title and Abstract Company of Florida, Inc.)
I.R.S. Identification Nos. of above persons (entities only):  65-0530777

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With:

7.           Sole Voting Power:                                                     0

8.           Shared Voting Power:                                                 4,059,999 3

9.           Sole Dispositive Power:                                              0

10.         Shared Dispositive Power:                                          4,059,999 3

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,059,999

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 27.2%

14.	Type of Reporting Person (See Instructions): CO

3 With respect to 4,059,999 ordinary shares beneficially owned by Holding-PT as a result of Holding-PT’s right to exchange membership units of DAL Group, LLC for ordinary shares within 60 days, Holding-PT has shared voting and dispositive power with Mr. Stern, who controls Holding-PT.  Holding-PT has no dispositive power over any of the other ordinary shares it beneficially owns.

1.	Names of Reporting Person: Stern Holding Company-DS, Inc. (formerly Default Servicing, Inc.)[4]
I.R.S. Identification Nos. of above persons (entities only):  32-0067963

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With:

7.           Sole Voting Power:                                                    0

8.           Shared Voting Power:                                                0

9.           Sole Dispositive Power:                                             0

10.         Shared Dispositive Power:                                         0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

4 Due to the termination of the Voting Agreement as described in Item 4, Stern Holding Company-DS, Inc. no longer has beneficial ownership of any ordinary shares of DJSP Enterprises, Inc.

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends Schedule 13D originally filed by the Reporting Persons on January 25, 2010 (the “Original Schedule 13D”) and amended on June 9, 2010, on June 16, 2010 and on June 17, 2010 relating to the ordinary shares, par value $.0001 per shares (“Ordinary Shares”) of DJSP Enterprises, Inc. (the “Issuer”).  Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

The Reporting Persons are filing this Amendment because on December 2, 2010 the number of Ordinary Shares deemed to be beneficially owned by the Reporting Persons increased due to the DAL Common Units and DAL Series A Preferred Units becoming exchangeable for Ordinary Shares within 60 days.  DAL Common Units and DAL Series A Units are exchangeable on January 18, 2011 and are owned by Stern Holding Company-PT, Inc. (“Holding-PT”), and certain other persons.

Furthermore, the parties to the Voting Agreement described in Item 4 of the Original Schedule 13D, among the Issuer, Stern Contributors, FlatWorld, Valenty, Nagina and the Principals (as such terms are defined in the Original Schedule 13D) (the “Voting Agreement”) have agreed to terminate the Voting Agreement.  As a result, Ordinary Shares that were deemed to be beneficially owned by the Reporting Persons due to their being parties to the Voting Agreement ceased to be deemed as such.  The Issuer is in the process of obtaining signatures on the termination agreement from a few of the Principals.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 is hereby amended by adding the following information:

On December 2, 2010, the DAL Limited Liability Company Agreement was amended to provide that the DAL Common Units and DAL Series A Preferred Units are exchangeable for Ordinary Shares on or after January 18, 2011.  Previously, the earliest date on which such units would have been exchangeable for Ordinary Shares was February 1, 2010.

The parties to the Voting Agreement have agreed to terminate the Voting Agreement.  As a result, Ordinary Shares that were deemed to be beneficially owned by the Reporting Persons due to their being parties to the Voting Agreement ceased to be deemed as such.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended by adding the following information:

(a)           Aggregate Beneficial Ownership

As of the date hereof, Mr. Stern owns 447,804 Ordinary Shares jointly with his spouse, Jeanine A. Stern.  Mr. Stern also is beneficial owner of another 4,059,999 Ordinary Shares by virtue of his ownership of 100% of the equity of Holding-PT, which is the beneficial owner of that number of Ordinary Shares by virtue of its ownership of 2,393,332 DAL Common Units which are exchangeable for the same number of Ordinary Shares within 60 days and 1,666,667 DAL Series A Preferred Units which are exchangeable for the same number of Ordinary Shares within 60 days.

Based upon the foregoing, as of the date hereof, Mr. Stern beneficially owned 4,507,803 Ordinary Shares, constituting 30.2% of the 14,947,965 Ordinary Shares deemed outstanding under applicable rules of the Securities and Exchange Commission (the “Commission”) for purposes of calculating the percentage of Ordinary Shares beneficially owned by Mr. Stern.  The 14,947,965 Ordinary Shares deemed outstanding for this purpose, are comprised of (i) 10,663,866 Ordinary Shares outstanding as of June 30, 2010 as reported in the Issuer’s Annual Report on Form 6-K filed with the Commission on September 22, 2010; (ii) 200,000 Ordinary Shares issued in connection with the Issuer’s acquisition of Timios, Inc. on July 27, 2010; (iii) 2,393,332 DAL Common Units which are exchangeable for the same number of Ordinary Shares within 60 days beneficially owned by Holding-PT; and (iv) 1,666,667 DAL Series A Preferred Units which are exchangeable for the same number of Ordinary Shares within 60 days beneficially owned by Holding-PT.

(b)           Power to Vote and Dispose of the Issuer Shares:

Mr. Stern shares voting and dispositive power with his spouse with respect to 447,804 jointly owned Ordinary Shares and shares voting and dispositive power with Holding-PT with respect to 4,059,999 Ordinary Shares issuable to Holding-PT upon exercise of DAL Common Units or DAL Series A Preferred Units held by Holding-PT.  Mr. Stern controls Holding-PT.

(c)           Transactions Effected During the Past 60 Days:

None.

(d)           Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)           Date Ceased to be the Beneficial Owner of More than Five Percent:

Due to the termination of the Voting Agreement as described in Item 4, Stern Holding Company-DS, Inc. and Law Offices of David J. Stern, P.A. no longer have beneficial ownership of any Ordinary Shares.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by adding the following information:

8.	Termination of Voting Agreement. *

9.	First Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of January 15, 2010. **

10.	Second Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of March 23, 2010. *

11.	Third Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of May 3, 2010. *

12.	Fourth Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of July 26, 2010. *

13.	Fifth Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of October 28, 2010. *

14.	Sixth Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of November 19, 2010. *

15.	Seventh Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of December 2, 2010. *

*	Filed herewith.

**	Incorporated herein by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F (File No. 001-34149), as filed with the Securities and Exchange Commission on April 2, 2010.